Exhibit 99.2
Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956.
In accordance with Section 173(2) of the Indian Companies Act, 1956, the following information is given in respect of the proposed resolutions set out in the Notice to Shareholders of the Ninth Annual General Meeting of the Company to be held on October 25, 2005.
Item No. 5, 6 & 7
Dr S K Rao, Mr C B Mouli and Mr R D Thulasiraj were appointed as Additional Directors of the Company with effect from July 15, 2005, shall hold office up to the date of the Annual General Meeting. Notices have been received from a member under Section 257 of the Indian Companies Act, 1956, along with the deposit amount of Rs.500/- each, proposing the candidature of Dr S K Rao, Mr C B Mouli and Mr R D Thulasiraj, under the relevant provisions of the Indian Companies Act, 1956.
Your Directors recommend the resolutions for the approval of the shareholders.
Memorandum of interest
Dr S K Rao, Mr C B Mouli and Mr R D Thulasiraj are interested in these items as they relate to their appointments respectively. No other Director is interested or concerned in the resolutions.
Item No. 8 & 9
The Company plans to allocate additional equity shares to the employees of the company under the Associate Stock Option Plan 2005, which necessitates the enhancement of authorised share capital. Hence, your Directors propose to increase the authorized share capital from Rs.375 million to Rs.381 million by the creation of 600,000 further Equity Shares of Rs.10/- each, which will rank pari passu in all respects with the existing Equity Shares in the company. The proposed enhancement of authorized share capital requires the approval of members in a General Meeting.
Consequent upon the enhancement of authorized share capital, the capital clause of the company’s Memorandum of Association will have to be suitably amended. The Board recommends that these resolutions be passed.
Memorandum of interest
None of the Directors of the Company is concerned or interested in this resolution.
Item No. 10
The shareholders have earlier authorised the Board to issue and allot up to 1,833,000 (One Million Eight Hundred Thirty Three Thousand) Equity Shares of par value Rs.10/- each to the Associates of the company, including employees and Directors of the company and its subsidiaries under the Associate Stock Option Plans 1999, 2000 and 2002.
For the long term success of the company and its subsidiaries, to retain key employees of the company and in order to provide additional incentive to Directors and key employees, it is proposed to enhance the participation under the stock option plan by the eligible associates of the company and its subsidiaries. Hence, it is proposed to allocate 1,900,000 (One Million Nine

Hundred Thousand) Equity Shares of par value of Rs.10/- each, which is 5% of the expanded capital of the company, which is the total quantum now allocated for Associate Stock Option Plan 2005. Any balance available for issue under previous plans stand cancelled.
Memorandum of interest
The Directors are directly interested or concerned in the resolution to the extent of the grant they may be eligible.
The Directors recommend the resolution for the approval of the shareholders.
Item No. 11
Pursuant to the Termination and Amendment Agreement dated July 7, 2005, executed by the company along with three of its investors viz. Satyam Computer Services Limited (SCSL), SAIF Investment Company Limited (SAIF) and Venture Tech Solutions Private Limited (VT), SAIF irrevocably terminated all of its rights and obligations conferred under the Investors Rights Agreement dated October 7, 2002 (IRA), executed among the above parties. Further, pursuant to the Termination and Amendment Agreement dated July 21, 2005 executed by the company along with VT and SCSL, VT has also terminated all of its rights and obligations conferred under the IRA. Subsequent to this, a Termination and Amendment Agreement dated September 20, 2005, was also executed by the company with SCSL, by which SCSL and the company have terminated all of their rights and obligations conferred under the IRA.
Earlier, the company has incorporated the salient provisions of the IRA in the present Articles of Association of the company for its effective implementation. Consequent to the termination of their rights and obligations by SAIF, VT and SCSL conferred under the IRA, these clauses have become inoperative and redundant. In view of the above, it is proposed to delete those provisions pertaining to the IRA and other related clauses from the Articles of Association.
Further, certain provisions of the present Articles of Association are not inconformity with the current provisions of the Companies Act, 1956 and hence it is desirable to take this opportunity for adopting a new set of Articles of Association which would be in conformity with the provisions of the Act and the various rules made there under.
The adoption of new set of the Articles of Association of the Company requires the approval of the shareholders in a General meeting by way of a Special Resolution. Accordingly, the Special Resolution set out in Item No. 11 of this Notice is intended to obtain the approval of the shareholders for the new Articles of Association of the Company.
The Board recommends that the resolution be passed.
Inspection
A copy of the new set of Articles of Association of the Company proposed to be adopted will be open for inspection by the members at the Registered Office of the Company between 10.00 A.M. and 4.00 P.M. on any working day till the date of the meeting.
Memorandum of interest
None of the Directors of the Company is concerned or interested in this resolution.

Item No. 12
At the Extraordinary General Meeting of the shareholders of the company held on December 9, 2002, Mr R Ramaraj was reappointed as the Managing Director of the Company for a further period of five years effective April 1, 2003 on a remuneration of Rs.4,800,000 (Rupees Four million eight hundred thousand only) per annum along with perquisites, as applicable. The above remuneration was fixed as the minimum remuneration in line with Schedule XIII of the Companies Act, 1956.
In April 2004, the Board of Directors and the Remuneration / Compensation Committees had approved the payment of enhanced remuneration to Mr Ramaraj. Based on these approvals, the Company had obtained the approval of the Central Government, which was subject to the approval of the shareholders. However, the company has not pursued the matter and approached the shareholders for their approval.
The remuneration presently paid to the Managing Director is significantly below par with the salaries paid to the Managing Director / Chief Executive Officer in other reputed companies of IT / IT enabled service industries.
Considering the Company’s prospects of making net profits in the years to come and the valuable contribution made by Mr Ramaraj during the last few years for the substantial increase in the volume of business, it is proposed to revise the remuneration payable to Mr Ramaraj with effect from April 1, 2005 for a period of three years from the existing limit of Rs.4,800,000 (Rupees Four million eight hundred thousand only) per annum plus perquisites to the limits stated in the above resolutions. The abstract of the terms of revision of remuneration of Mr Ramaraj pursuant to Section 302 of the Indian Companies Act, 1956, was mailed to all the shareholders by Notice dated September 23, 2005.
The Board has approved and also received the recommendation and approval of the Remuneration / Compensation Committees for the revision of remuneration as stated above to Mr Ramaraj, effective April 1, 2005 for a period of three years.
As the above revision is in excess of the limits specified in Schedule XIII of the Indian Companies Act, 1956, it is subject to the approval of the shareholders of the company at a General Meeting and the Central Government.
In addition, the Company now seeks the approval of the ADS holders in U.S.A., for the revision of remuneration payable to the Chief Executive & Managing Director.
Hence, the Board recommends the resolutions contained in Item No. 12 for your approval.
Memorandum of interest
Except Mr R Ramaraj, Managing Director and Chief Executive Officer, none of the Directors are directly concerned or interested in the above resolution.

As required by the notification No. GSR 36 (E) dated 16th January 2002, issued by the Department of Company Affairs, New Delhi, the following information is provided to the members, in connection with the proposed resolution for increase in remuneration.
General Information
Nature of Industry
Sify Limited is the largest integrated Internet, Networks and e-Commerce Services Company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. The important services offered by the company are: Corporate network and data services, Internet access services, online portal and content offerings. The Company has an ISP (Internet Service Provider) licence granted by the Department of Telecommunications, Ministry of Communications, New Delhi.
Date of expected date of commencement of commercial production
The Company was incorporated on December 12, 1995 and commenced operations on private data network business in April 1998 and launched the Internet service operations and Internet portal website in November 1998.
In case of new companies, expected date of commencement of activities as per project approved by financial institutions appearing in the prospectus.
Not applicable.
Financial performance based on given indicators — As per Indian GAAP
Figures
In Rs. million

Year	2001-02	2002-03	2003-04	2004-05
Sales Revenue and Other Income	1,498.52	1,783.72	2864.73	3709.56

Net Profit / (Loss) before tax	(7,123.16)	(1,659.29)	(466.65)	(260.67)
Export performance and net foreign exchange collaborations
The Company earned a foreign exchange of Rs.264.17 million through Service Income during the year 2004-05.
The Company does not have any collaboration that have resulted in any earnings or outgo of foreign exchange.
Foreign Investments or collaborations, if any
The current foreign holding in the share capital of Sify Limited is as under:

Foreign holding	Number	Percent
American Depository Shares	2,35,39,905	66.53
Total	2,35,39,905	66.53

Information about the appointee:
Background details
Mr R Ramaraj has served as Chief Executive Officer of Sify Limited since April 1998. Mr Ramaraj has served as a Director since August 1996, prior to which he was associated as an Advisor to Sify since June 1996.
From 1992 to 1996, Mr Ramaraj served as a Director of Sterling Cellular Limited, a mobile telephone company based in India. Presently, Mr Ramaraj is a Director of Universal Print Systems Ltd., a publicly held printing company based in India. He is also a Director in prestigious institutions viz. Federation of Indian Chamber of Commerce & Industry and the National Internet Exchange of India.
Mr Ramaraj is a B.Tech in Chemical Engineering from the University of Madras and a PGDM from the Indian Institute of Management, Calcutta. Under the leadership of Mr Ramaraj, Sify has carved out a niche for itself in the Internet industry and has won several awards.
Past remuneration
Up to February 2002, Mr Ramaraj’s remuneration was restricted to an amount not exceeding Rs.2,400,000 (Rupees Two million four hundred thousand only) per annum plus perquisites, as per the then applicable limits prescribed under Schedule XIII of the Indian Companies Act, 1956.
In the Sixth Annual General Meeting held on June 17, 2002, the remuneration was revised to Rs.4,800,000 (Rupees Four million eight hundred thousand only) per annum plus perquisites, in accordance with the notification dated January 16, 2002.
At the Extraordinary General Meeting held on December 9, 2002, Mr Ramaraj was reappointed for a further period of five years with effect from April 1, 2003 on a remuneration of Rs.4,800,000 (Rupees Four million eight hundred thousand only) per annum plus perquisites, as per Schedule XIII of the Indian Companies Act, 1956.
Recognition of awards
Mr Ramaraj was recognized as the ‘Evangelist of the Year’ at the India Internet World Convention in September 2000. In October 2000, Sify was voted the ‘Company of the Year’ at the Silicon India Annual Technology and Entrepreneurship Conference in San Jose, California, USA. And in 2001, in a CNET.com poll in India, Mr Ramaraj was voted the IT Person of the Year 2000.
Under his leadership, the company was voted ‘ISP of the Year’ at the second annual Internet World Asia Industry Awards, 2001 from among nominees such as NTT DoCoMo of Japan and Korea Thrunet. The nominations were for excellence based on strategic vision, innovation, customer service, bandwidth performance and connectivity.
Job profile and his suitability
The business of Sify can broadly be divided into the following strategic units viz. Enterprise Solutions, Retail Internet Access, Portals and Web Hosting, each headed by a Business Head. These Business Heads report to the Chief Operating Officer, who along with the Chief Financial Officer report to Mr Ramaraj. The management of the Company’s operations vests with this team, headed by Mr Ramaraj, as Chief Executive Officer.
Given the profile and experience, Mr Ramaraj is best suited for the Managing Director’s position.

Remuneration proposed
The proposal is to revise the remuneration payable to Mr Ramaraj effective April 1, 2005 for a period of three years i.e. from 1.4.2005 to 31.3.2008 from Rs.2,00,000/- (Rupees Two lakhs only) per month along with allowances and perquisites to Rs.312,500/- per month in the scale of Rs.312,500-31,250-375,000 plus allowances and perquisites, as per Schedule XIII of the Indian Companies Act, 1956 and given in Item No. 12 of the Notice.
Comparative remuneration profile with respect to industry, size of the company, profile of the position and person (in case of expatriates the relevant details would be with reference to the country of his origin).
Sify is predominantly an Internet service provider with a comprehensive range of products and services. The operations of the Company are not comparable with others offering similar services as part of wider network of telecommunication services.
Pecuniary relationship directly or indirectly with the Company, or relationship with the managerial, if any.
The appointee is currently designated as the Managing Director and remunerated in accordance with Schedule XIII of the Companies Act, 1956, as applicable in accordance with the notification dated 16th January 2002. Apart from the foregoing, there is no other pecuniary relationship.
Other Information:
Reasons for loss or inadequate profits
When Sify commenced its operations, the Internet industry in India was at a nascent stage, without any player having successful business model. Sify developed a robust business model, which has proved to be extremely successful. However, its cost structure has been under severe pressure due to high cost of bandwidth, a significant constituent of the cost.
Sify has also not been able to increase the selling prices due to the prevailing low prices in a predominantly state controlled market. Sify has thus been incurring cash losses in the past.
Steps taken or proposed to be taken for improvement
Sify has strived to increase its revenue by offering a variety of value added services like VoIP and VPN. Sify has also taken steps to increase the prices and its favourable impact on profitability would be felt in the future.
Sify has made significant efforts to procure bandwidth at a better price and has also taken aggressive measures to contain cost.
Expected increase in productivity and profits in measurable terms
The market has been witnessing a favourable trend in terms of availability of bandwidth and a consequent price reduction in the major component of Sify’s cost structure.
Towards achieving increased productivity and profits, Sify has entered new markets and also launched a comprehensive range of services.

The synergies obtained would enable Sify to enhance revenues, reduce costs and move forward in its path to profitability.

Chennai, India	By Order of the Board
September 23, 2005	For Sify Limited

V Ramasubramanian
Company Secretary